SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated May 27, 2004

                           Commission File No. 1-14838

                             ---------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F: [X] Form 40-F:[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: [ ] No: [X]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: [ ] No: [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: [ ] No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated May 17, 2004 announcing financial results for the first quarter of 2004.

                                     Rhodia

                                                                   PRESS RELEASE


                       INITIAL SIGNS OF BUSINESS RECOVERY

                   MAJOR STEPS ACHIEVED IN GROUP'S ACTION PLAN



Paris, May 17, 2004 - Rhodia today published its results for the first quarter of 2004, which were approved May 13, 2004 by the Rhodia Board of Directors.

          Simplified income statement for the first quarter of 2004
                              In millions of euros


---------------------------------------------------------------------------------------------------
      2003           2003                                                             2004
    Reported       Restated*
---------------------------------------------------------------------------------------------------
     1,428           1,347     Net sales                                             1,348
---------------------------------------------------------------------------------------------------
       120             108     EBITDA (bef. restructuring costs)                       124
---------------------------------------------------------------------------------------------------
      8.4%              8%     EBITDA margin (bef. restructuring costs)               9.2%
---------------------------------------------------------------------------------------------------
       112             101     EBITDA (after restructuring costs)                      101
---------------------------------------------------------------------------------------------------
      7.8%            7.5%     EBITDA margin (after restructuring costs)              7.5%
---------------------------------------------------------------------------------------------------
        9               2      Operating income                                          4
---------------------------------------------------------------------------------------------------
     - 63               -      Net income (after minorities)                         - 108
---------------------------------------------------------------------------------------------------

    * Constant structure and exchange rates


o    Improved EBITDA before restructuring costs

Rhodia reported net sales of 1,348 million euros for the first quarter of 2004, 5.7% lower than the same period in 2003, a result primarily of unfavorable exchange rates due to the continued weakness of the US dollar. On the same basis (constant structure and exchange rates), net sales generated in the first quarter of 2004 remained stable compared with the first quarter of 2003.

The majority of the Group's businesses reported increased volumes, reflecting strong demand particularly in the United States and Asia. Additionally, and even though the comparison of prices between the first quarter 2004 and the same period in 2003 reflects the strong depreciation of the dollar, the price dynamic was more favorable in a number of markets than during the second half of 2003. The initial effects of restructuring plans launched in 2003 reduced fixed costs by 22 million euros compared to the first quarter of 2003 with a further reduction of 7 million euros tied to re-capitalization of leasing contracts at the end of 2003.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) before restructuring increased for the second consecutive quarter to 124 million euros for the first quarter of 2004, up 3.3% compared with the same period in 2003. On the same basis (constant structure and exchanges rates), EBITDA increased 14.8% compared to the first quarter of 2003.

After restructuring, EBITDA stood at 101 million euros, down 9.8% compared with the first quarter of 2003. On the same basis (constant structure and exchanges rates), it was stable compared with the same period last year.

The EBITDA margin before restructuring rose to 9.2% in the first quarter of 2004, compared to 8.4% for the same period in 2003.

Operating income for the first quarter of 2004 stood at 4 million euros against 9 million euros for the same period last year.

Net income, stood at a loss of -108 million euros for the first quarter of 2004 compared with a loss of -63 million euros for the same period in 2003. This decline was due primarily to the very significant rise in interest expense (40 million euros) related to the financial restructuring of the Group.

o    Analysis of the Group's financial debt

The Group is continuing to tightly manage capital expenditure, holding investments to 40 million euros during the first quarter of 2004. Due to the seasonal increase in working capital and the reimbursement of the first half of the private placement with US investors, the Group's current cash position stood at 409 million euros at the end of March 2004.

The Group's Net Debt stood at 2,892 million euros at the end of March 2004. Total Net Debt, including off-balance sheet items, stood at 3,536 million euros at the end of March 2004, compared with 3,300 million euros at the end of 2003.

o    Major steps achieved in Group's action plan

     -> Consolidation of the Group's medium-term financing
     As announced previously, the Group achieved major steps in its refinancing plan with the success of its 471 million euro capital increase and the issuance of 700 million euros of bonds.

     -> Refocusing of the business portfolio
     Since the beginning of the year, Rhodia has achieved divestments generating approximately 400 million euros of proceeds with an EBITDA multiple for these transactions substantially greater than 10. The Group confirms its target of generating more than 700 million euros from divestments in 2004.

     -> Streamlining of Group structures and cost-cutting measures
     The process of streamlining and simplifying Group structures is continuing on track and on schedule and will enable Rhodia to generate savings of 103 million euros in 2004. In order to provide a clearer view of its business activities, Rhodia is now accounting for and reporting its results around Enterprises into which it reorganized in October 2003 (see appendix nine tables).


o    Outlook

     2004 remains a year dedicated to transforming the Group. Supported by a reinforced Board, Rhodia's new senior management team continues to focus on completing the divestment program and implementing its cost-cutting actions.

     At an operating level, Rhodia should benefit this year from a slight improvement in the markets it serves. However, raw materials prices remain high and the exchange rate environment uncertain.

--------------------------------------------------------------------------------
     Both this press release and a detailed presentation of the results are available on Rhodia's website at: www.rhodia.com
--------------------------------------------------------------------------------

This press release contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.


Contacts

Press Relations
Anne-Laurence de Villepin       Telephone +33 1 55 38 40 25

Investor Relations
Nicolas Nerot                   Telephone +33 1 55 38 43 08

CONSOLIDATED INCOME STATEMENT
(French GAAP)

-------------------------------------------------------------------------------
                         ((euro)m)               Q1 2003        Q1 2004
-------------------------------------------------------------------------------

Net Sales                                          1,428          1,348
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
EBITDA before restructuring                          120            124
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
EBITDA                                               112            101
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Operating Profit                                       9              4
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Equity in earnings of affiliated companies            -9            -11
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Interest expenses                                    -27            -67
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Other gains and losses                                -8            -8
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Income Tax                                           -16            -22
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Minority Interests                                    -1            -1
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net result after minorities                          -52           -103
(before goodwill amortization)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Goodwill amortization                                -11            -5
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net result after minorities                          -63           -108
(after goodwill amortisation)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Earning/(loss) per share (euro)*                   -0,35          -0,60
-------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET

                                                -------------------------------
                                                     Dec 03          March 04
                                                -------------------------------
((euro)m)

----------------------------------------        -------------------------------
Fixed Assets                                         3,968             4,026
----------------------------------------        -------------------------------
Current Net Assets                                    200               433
----------------------------------------        -------------------------------
Total Assets                                         4,168             4,459
----------------------------------------        -------------------------------
Shareholders' Equity*                                 275               215
----------------------------------------        -------------------------------
Long Term & Short Term Liabilities                   1,326             1,352
----------------------------------------        -------------------------------
Net Debt                                             2,567             2,892
----------------------------------------        -------------------------------
Total Liabilities                                    4,168             4,459
----------------------------------------        -------------------------------


* including minority interests

        -------------------------------------     ---------------     --------------     ---------------     --------------
        ((euro)m)                                         Q1 2003           Q1 2003             Q1 2004                 %
        -------------------------------------     ---------------     --------------     ---------------     --------------
                                                                        restated
        RHODIA (consolidated)                                              (A)                (B)            (A)/(B)
        -------------------------------------     ---------------     --------------     ---------------     --------------
        Net Sales                                          1,428              1,347               1,348                 0%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA before restruct.                              120                108                 124                15%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA Margin bef. Rest. %                          8,4%               8,0%                9,2%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA                                               112                101                 101                 0%
        -------------------------------------     ---------------     --------------     ---------------     --------------

        -------------------------------------------------------------------------------------------------------------------
        HPCII
        -------------------------------------     ---------------     --------------     ---------------     --------------
        Net Sales                                            164                149                 160                 7%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA before restruct.                               20                 18                  23                28%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA Margin bef. Rest. %                         12,2%              12,1%               14,4%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA                                                20                 18                  23                28%
        -------------------------------------------------------------------------------------------------------------------

        -------------------------------------------------------------------------------------------------------------------
        PPF
        -------------------------------------     ---------------     --------------     ---------------     --------------
        Net Sales                                            292                256                 265                 4%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA before restruct.                               26                 18                  28                56%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA Margin bef. Rest. %                          8,9%               7,0%               10,6%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA                                                27                 19                  26                37%
        -------------------------------------------------------------------------------------------------------------------

        -------------------------------------------------------------------------------------------------------------------
        RE3S
        -------------------------------------     ---------------     --------------     ---------------     --------------
        Net Sales                                            186                179                 188                 5%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA before restruct.                               14                 14                  12               -14%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA Margin bef. Rest. %                          7,5%               7,8%                6,4%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA                                                14                 13                  12                -8%
        -------------------------------------------------------------------------------------------------------------------

        -------------------------------------------------------------------------------------------------------------------
        PPMC
        -------------------------------------     ---------------     --------------     ---------------     --------------
        Net Sales                                            135                130                 126                -3%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA before restruct.                                6                  6                   1               -83%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA Margin bef. Rest. %                          4,4%               4,6%                0,8%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA                                                 5                  5                 0,3               -94%
        -------------------------------------------------------------------------------------------------------------------

        -------------------------------------------------------------------------------------------------------------------
        POLYAMIDE
        -------------------------------------     ---------------     --------------     ---------------     --------------
        Net Sales                                            359                355                 350                -1%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA before restruct.                               47                 47                  42               -11%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA Margin bef. Rest. %                         13,1%              13,2%               12,0%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA                                                46                 46                  42                -9%
        -------------------------------------------------------------------------------------------------------------------

        -------------------------------------------------------------------------------------------------------------------
        ECO SERVICES
        -------------------------------------     ---------------     --------------     ---------------     --------------
        Net Sales                                             48                 42                  48                14%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA before restruct.                               26                 24                  21               -13%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA Margin bef. Rest. %                         54,2%              57,1%               43,8%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA                                                25                 23                  21                -9%
        -------------------------------------------------------------------------------------------------------------------

        -------------------------------------------------------------------------------------------------------------------
        ACETOW
        -------------------------------------     ---------------     --------------     ---------------     --------------
        Net Sales                                            110                108                  94               -13%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA before restruct.                               28                 28                  23               -18%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA Margin bef. Rest. %                         25,5%              25,9%               24,5%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA                                                28                 28                  23               -18%
        -------------------------------------------------------------------------------------------------------------------

        -------------------------------------------------------------------------------------------------------------------
        RPS
        -------------------------------------     ---------------     --------------     ---------------     --------------
        Net Sales                                             68                 68                  66                -3%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA before restruct.                              -10                 -9                  -5                44%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA Margin bef. Rest. %                        -14,7%             -13,2%               -7,6%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA                                               -14                -14                  -6                57%
        -------------------------------------------------------------------------------------------------------------------

        -------------------------------------------------------------------------------------------------------------------
        PPA
        -------------------------------------     ---------------     --------------     ---------------     --------------
        Net Sales                                             96                 92                  84                -9%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA before restruct.                                9                  8                 4,3               -46%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA Margin bef. Rest. %                          9,4%               8,7%                5,1%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA                                                 9                  8                 -11              -238%
        -------------------------------------------------------------------------------------------------------------------

        -------------------------------------------------------------------------------------------------------------------
        inter company  Sales                                 -30                -32                 -33                 3%
        -------------------------------------------------------------------------------------------------------------------

        -------------------------------------------------------------------------------------------------------------------
        CORPORATE &OTHERS
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA before restruct.                              -47                -46                 -25                46%
        -------------------------------------     ---------------     --------------     ---------------     --------------
        EBITDA                                               -48                -47                 -29                38%
        -------------------------------------------------------------------------------------------------------------------


                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: May 27, 2004                             RHODIA

                                               By: /s/ PIERRE PROT
                                                  -----------------------
                                               Name: Pierre PROT
                                               Title: Chief Financial Officer